Exhibit 99.1

April 1, 2015

To: All applicable Exchanges and Commissions

Subject: Atna Resources Ltd. Notice of Meeting and Record Date

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Security Holders for the subject Issuer.

Issuer	Cusip Number	ISIN	Type of Meeting	Meeting Date
Atna Resources Ltd.	04957F101	CA0497F1018	Annual General Meeting	June 4, 2015

Meeting Location:	Bull, Housser & Tupper LLP,
1800 - 510 West Georgia Street
Vancouver, BC V6B 0M3

Record Date For Notice:	April 29, 2015

Record Date For Voting:	April 29, 2015

Beneficial Ownership Determination Date:	April 29, 2015

Classes or Series of Securities that Entitle
the Holder to Receive Notice of the Meeting	Common

Classes or Series of Securities that Entitle
the Holder to Vote at the Meeting	Common

Issuer is Utilizing Notice and Access	No

Issuer is Sending Proxy Related Materials
Directly to Non-Objecting Beneficial Owners	Yes

Issuer is Paying for Delivery to Objecting Beneficial Owners	No

Sincerely,

ATNA RESOURCES LTD.

(Signed) “Valerie K. Kimball”

Valerie K. Kimball

Corporate Secretary